Designated Filer:	Etzioni Partners, LLC
Issuer & Ticker Symbol:	Bridge Bancorp, Inc. [BDGE]
Date of Event Requiring Statement:	October 15, 2018

Explanation of Responses:

(1)
On October 15, 2018, Etzioni Partners, LLC (“Etzioni”), a New Jersey limited liability company, received an aggregate of 68,937 shares of common stock of Bridge Bancorp, Inc. from the estate of Marcel Lindenbaum through a voluntary transfer for no consideration. Such shares are now held directly by Etzioni.